Exhibit 99.1

China Biologic Reports Financial Results for the Third Quarter of 2018

3Q18 Total Sales Up 21.9% YoY in RMB terms, or 19.6% YoY in USD terms;

Non-GAAP Adjusted Net Income Down 12.7% YoY in RMB terms;

Net Income Up 4.1% YoY to $32.9 Million

Board of Directors Approves $100 Million Share Repurchase Program

BEIJING, China – November 1, 2018 – China Biologic Products Holdings, Inc. (NASDAQ: CBPO, “China Biologic” or the “Company”), a leading fully integrated plasma-based biopharmaceutical company in China, today announced its unaudited financial results for the third quarter of 2018.

Third Quarter 2018 Financial Highlights

•	Total sales in the third quarter of 2018 increased by 21.9% in RMB terms and 19.6% in USD terms to $119.1 million from $99.6 million in the same quarter of 2017.
•	Gross profit increased by 21.0% to $81.2 million from $67.1 million in the same quarter of 2017. Gross margin increased to 68.2% from 67.4% in the same quarter of 2017.
•	Income from operations decreased by 23.1% in RMB terms, and 24.5% in USD terms to $28.7 million from $38.0 million in the same quarter of 2017. Operating margin decreased to 24.1% from 38.2% in the same quarter of 2017. Excluding TianXinFu, income from operations decreased by 34.8% in RMB terms and 36.1% in USD terms in the third quarter of 2018 compared to the same quarter of 2017, and operating margin decreased to 22.6% from 38.2% in the same quarter of 2017.
•	Non-GAAP adjusted income from operations decreased by 15.6% in RMB terms and 17.4% in USD terms to $38.5 million from $46.6 million in the same quarter of 2017. Excluding TianXinFu, non-GAAP adjusted income from operations decreased by 29.5% in RMB terms and 30.9% in USD terms in the third quarter of 2018 compared to the same quarter of 2017.
•	Net income attributable to the Company increased by 6.3% in RMB terms and 4.1% in USD terms to $32.9 million from $31.6 million in the same quarter of 2017. Fully diluted earnings per share decreased by 15.3% to $0.94 compared to $1.11 in the same quarter of 2017. Excluding TianXinFu, net income attributable to the Company decreased by 5.7% in RMB terms and 7.6% in USD terms in the third quarter of 2018 compared to the same quarter of 2017.
•	Non-GAAP adjusted net income attributable to the Company decreased by 12.7% in RMB terms and 14.5% in USD terms to $33.7 million from $39.4 million in the same quarter of 2017. Non-GAAP adjusted earnings per share decreased to $0.96 from $1.38 in the same quarter of 2017. Excluding TianXinFu, non-GAAP adjusted net income attributable to the Company decreased by 25.8% in RMB terms and 27.4% in USD terms in the third quarter of 2018 compared to the same quarter of 2017.
•	Certain income statement and balance sheet items impacted by the TianXinFu acquisition are presented for comparison purposes.

“In line with our previously revised forecast for the full year 2018, our results in the third quarter reflected the impact of ongoing regulatory changes and intensified competition in China's plasma industry,” said China Biologic Chairman David Hui Li. “We were, however, pleased to make significant progress in both attracting industry talent and strengthening our sales and marketing efforts. I am confident that we now have the right corporate direction, product strategy and management team in place to build a world class biopharmaceutical and biotechnology company, with a leading position in key therapeutic areas. Our future growth will benefit from China’s rapidly growing health care market, as well as our exploration of opportunities for expansion in international markets.”

“In the third quarter, we were excited to announce the appointment of Dr. Bing Li as our new CEO. With Dr. Li’s deep industry experience and leadership, China Biologic is well positioned to further improve our governance and management systems as we upgrade our internal capabilities and explore strategic acquisitions to enhance both our portfolio of high growth products and our sales and marketing capabilities.”

Dr. Bing Li, CEO of China Biologic, said, “In the third quarter of 2018, we made progress on strengthening China Biologic’s commercial capabilities through the recruitment of several industry veterans to our sales and marketing team. As an industry leader, China Biologic will continue to educate Chinese doctors about the benefits of IVIG, PCC and other coagulation products in treating chronic patients across a wide range of clinical indications, as we see strong growth potential in this underdeveloped industry segment. We have also taken further steps to improve the Company’s corporate governance and improve important aspects of operation, with new hires in leadership roles expected to be on board by the end of the year. As part of our core strategy, we are actively pursuing suitable M&A targets that will position China Biologic for long-term growth.”

“Looking into the fourth quarter and beyond, our new sales and marketing talent will be dedicated to expanding sales coverage and deepening penetration at the hospital level. These efforts will help decrease the inventory position of our products, which is currently at higher than normal levels, both internally and with our distributors.”

Share Repurchase Program

The company today announced that its Board of Directors has authorized a share repurchase program under which China Biologic may repurchase up to US$100 million worth of shares over the next 6 months.

The Company's repurchases may be made from time to time on the open market at prevailing market prices, in negotiated transactions off the market, in block trades or through other legally permissible means. The timing and extent of any purchases will depend upon market conditions, the trading price of its shares and other factors, and are subject to the restrictions relating to volume, price and timing under applicable law.

Third Quarter 2018 Financial Performance

Total sales in the third quarter of 2018 increased by 21.9% in RMB terms, or 19.6% in USD terms, to $119.1 million from $99.6 million in the same quarter of 2017. The increase in total sales was partly attributable to an $11.5 million contribution from TianXinFu, which accounted for approximately 9.7% of total sales for the quarter. Excluding TianXinFu, total sales in the third quarter of 2018 increased by 10.2% in RMB terms, attributable to the sales increases in placenta polypeptide products, human albumin products, coagulation factor products, and certain immunoglobulin products, which was partly offset by the decrease in the sales of IVIG products. For plasma products, total sales in the third quarter of 2018 increased by 6.7% in RMB terms, or 4.6% in USD terms, to $88.4 million from $84.5 million in the same quarter of 2017.

During the third quarter of 2018, human albumin and IVIG products remained the Company’s two largest sales contributors. Revenue from human albumin increased by 20.6% in RMB terms, or 18.3% in USD terms, from $32.8 million in the third quarter of 2017 to $38.8 million in the third quarter of 2018. Revenue from IVIG products decreased by 19.6% in RMB terms, or 21.2% in USD terms, from $30.7 million in the third quarter of 2017 to $24.2 million in the third quarter of 2018. As a percentage of total sales, sales from human albumin and IVIG products were 32.6% and 20.3%, respectively, in the third quarter of 2018. Excluding the contribution from TianXinFu, human albumin and IVIG products represented 36.1% and 22.5% of total sales, respectively, compared to 33.0% and 30.9%, respectively, in the third quarter of 2017. The large decrease of IVIG sales’ percentage mainly reflected the combined effects of decreased sales volume and sales prices year over year.

The sales volume of human albumin products increased by 28.8% for the third quarter of 2018 compared to the same quarter of 2017, primarily due to increased sales volumes in the distributor and pharmacy channels, which was partly offset by decreased prescription volumes at various hospitals due to the ongoing healthcare regulatory changes in China. The sales volume of IVIG products decreased by 17.6% for the third quarter of 2018 compared to the same quarter of 2017, mainly reflecting decreased prescription volumes at various hospitals with the same effect of policy headwinds to human albumin.

The average prices for human albumin and IVIG products decreased by 6.4% and 2.5%, respectively, in RMB terms in the third quarter of 2018 compared to the same quarter of 2017 because of greater sales volume in the distributor channel and lower prices to certain distributors reflecting intensified market competition for major plasma products. In USD terms, the average price for human albumin and IVIG products decreased by 8.2% and 4.3% year over year, respectively.

Revenue from specialty immunoglobulin products increased by 21.8% in RMB terms, or 19.5% in USD terms, in the third quarter of 2018 compared to the same quarter of 2017, reaching 14.9% of total sales. This increase was mainly due to higher sales volumes of human tetanus immunoglobulin products and human rabies immunoglobulin products.

Revenue from coagulation factor products, including human coagulation factor VIII, human prothrombin complex concentrate, and the newly launched human fibrinogen products, increased by 27.1% in RMB terms, or 24.6% in USD terms, in the third quarter of 2018 compared to the same quarter of 2017, representing 6.4% of total sales. The growth mainly came from the launch of our human fibrinogen products in the beginning of 2018.

Revenue from placenta polypeptide products increased by 30.2% in RMB terms, or 27.7% in USD terms, in the third quarter of 2018 compared to the same quarter of 2017, reaching 16.1% of total sales, which was supported by higher unit selling prices in connection with the wider implementation of the two-invoice policy. However, the sales volume of placenta polypeptide products continued to decline as a result of their inclusion in regional supplemental drug lists, which put pressure on their prescription volume.

Cost of sales increased by 17.0% to $37.9 million in the third quarter of 2018 compared to the same quarter of 2017. As a percentage of total sales, cost of sales decreased to 31.8% from 32.6% in the same quarter of 2017. The decrease in cost of sales as a percentage of total sales mainly reflected the higher gross margin of TianXinFu. Excluding TianXinFu, cost of sales increased to 33.4% of total sales, mainly because of lower sales prices for its human albumin and IVIG products, which was partly offset by a higher sales price for the Company’s placenta polypeptide product.

Gross profit increased by 21.0% to $81.2 million in the third quarter of 2018 from $67.1 million in the same quarter of 2017. Gross margin was 68.2% and 67.4% in the third quarters of 2018 and 2017, respectively.

Total operating expenses in the third quarter of 2018 was $52.5 million compared to $29.1 million in the same quarter of 2017. As a percentage of total sales, total operating expenses increased to 44.1% in the third quarter of 2018 from 29.2% in the same quarter of 2017. Excluding TianXinFu, total operating expenses increased by $18.3 million, or 62.9%, to $47.4 million in the third quarter of 2018. This increase mainly consisted of an increase of $13.1 million in selling expenses and an increase of $4.1 million in general and administrative expenses, excluding TianXinFu.

Selling expenses in the third quarter of 2018 was $27.4 million compared to $10.3 million in the same quarter of 2017. Approximately half of the increase was related to the sales of placenta polypeptide products with the remainder related to the sales of plasma products and TianXinFu’s sales of its dura mater products. For placenta polypeptide products and certain hyper-immune products, because certain previous multi-layer distributor channels were disqualified due to the two-invoice regulation, the Company implemented new sales strategies including using an internal sales force and engaging third party contract service organizations to promote its products. For other plasma products, in order to solidify its competitiveness within distributor channel customers, the Company incurred additional promotion and marketing costs. TianXinFu’s selling expenses included a $2.0 million amortization expense for the intangible asset of customer relationships associated with the Company’s acquisition of TianXinFu. Excluding this intangible asset amortization expense, selling expenses accounted for 21.4% of total sales in the third quarter of 2018 compared to 10.4% in the same quarter of 2017.

General and administrative expenses in the third quarter of 2018 was $22.2 million compared to $17.4 million in the same quarter of 2017. As a percentage of total sales, general and administrative expenses were 18.6% and 17.5% in the third quarter of 2018 and the same quarter of 2017, respectively. The increase in general and administrative expenses largely resulted from increased legal fees mainly in relation to the lawsuit filed against the Company in the Cayman Islands by Mr. David (Xiaoying) Gao, the former Chairman and CEO of the Company whose employment with the Company had previously been terminated for cause; Shandong Taibang’s increased depreciation expenses and property tax for its new facility; and an increase of one-time provisions in connection with certain fixed assets among certain non-operating collection stations, which was partly offset by a decrease in share-based compensation expenses for the third quarter of 2018 compared to same quarter of 2017.

Research and development expenses in the third quarter of 2018 was $2.9 million compared to $1.4 million in the same quarter of 2017. As a percentage of total sales, research and development expenses increased to 2.4% in the third quarter of 2018 from 1.4% in the same quarter of 2017.

Income from operations for the third quarter of 2018 decreased by 23.1% in RMB terms, or 24.5% in USD terms, to $28.7 million from $38.0 million in the same quarter of 2017. Operating margin decreased to 24.1% in the third quarter of 2018 from 38.2% in the same quarter of 2017. Excluding TianXinFu, income from operations for the third quarter of 2018 decreased by 34.8% in RMB terms, or 36.1% in USD terms, to $24.3 million, and operating margin decreased to 22.6%.

Income tax benefit was $3.6 million for the third quarter of 2018 compared to an income tax expense of $5.7 million in the same quarter of 2017, mainly due to a $7.5 million reversal of U.S. corporate income tax. For the year ended December 31, 2017, we recorded a one-time income tax charge of $40.3 million, which represented the management’s estimation of the amount of U.S. corporate income tax based on the deemed repatriation to the United States of the Company’s accumulated earnings mandated by the new U.S. income tax law that went into effect on December 22, 2017 (the “U.S. Tax Reform”). Based on several new regulations and rules issued by the U.S. Department of the Treasury in August 2018, the management reassessed the amount and reversed $7.5 million in the third quarter of 2018. Excluding the tax reversal impact, the effective income tax rate was 11.5% and 13.8% for the third quarters of 2018 and 2017, respectively.

Net income attributable to the Company increased by 6.3% in RMB terms, or 4.1% in USD terms, to $32.9 million in the third quarter of 2018 from $31.6 million in the same quarter of 2017. Net margin decreased to 27.6% in the third quarter of 2018 from 31.7% in the same quarter of 2017. Diluted net earnings per share decreased to $0.94 in the third quarter of 2018 compared to $1.11 in the same quarter of 2017. Excluding TianXinFu, net income attributable to the Company decreased by 5.7% in RMB terms, or 7.6% in USD terms, in the third quarter of 2018 compared to the same quarter of 2017, and net margin decreased to 27.1% in the third quarter of 2018 from 31.7% in the same quarter of 2017.

Non-GAAP adjusted income from operations decreased by 15.6% in RMB terms, or 17.4% in USD terms, to $38.5 million in the third quarter of 2018 from $46.6 million in the same quarter of 2017. Excluding TianXinFu, non-GAAP adjusted income from operations decreased by 29.5% in RMB terms, or 30.9% in USD terms, in the third quarter of 2018 compared to the same quarter of 2017.

Non-GAAP adjusted net income attributable to the Company decreased by 12.7% in RMB terms and 14.5% in USD terms, to $33.7 million in the third quarter of 2018 from $39.4 million in the same quarter of 2017. Non-GAAP net margin decreased to 28.3% in the third quarter of 2018 from 39.6% in the same quarter of 2017. Non-GAAP adjusted net income per diluted share decreased to $0.96 in the third quarter of 2018 from $1.38 in the same quarter of 2017. Excluding TianXinFu, non-GAAP adjusted net income attributable to the Company decreased by 25.8% in RMB terms, or 27.4% in USD terms, in the third quarter of 2018 compared to the same quarter of 2017.

Non-GAAP adjusted income from operations for the third quarter of 2018 excludes $7.8 million in non-cash employee share-based compensation expenses, and $2.0 million in amortization expense of intangible assets and land use rights related to the acquisition of TianXinFu.

Non-GAAP adjusted net income and diluted earnings per share for the third quarter of 2018 exclude $6.9 million in non-cash employee share-based compensation expenses, $1.4 million in amortization expense of intangible assets and land use rights related to the acquisition of TianXinFu, and an income tax benefit of $7.5 million related to U.S. Tax Reform.

First Nine Months 2018 Financial Performance

Total sales in the first nine months of 2018 increased by 20.4% in RMB terms, or 25.5% in USD terms, to $351.9 million from $280.3 million in the same period of 2017. This includes a $35.9 million contribution from TianXinFu, which accounts for approximately 10.2% of total sales for the first nine months of 2018. Excluding TianXinFu, total sales in the first nine months of 2018 increased by 8.1% in RMB terms as a result of increases in the sales of placenta polypeptide products, human albumin products, and certain immunoglobulin products, which was partly offset by decreases in the sales of IVIG products. For plasma products, total sales in the first nine months of 2018 increased by 2.8% in RMB terms, or 7.3% in USD terms, to $263.7 million from $245.8 million in the same period of 2017. As a percentage of total sales, sales from human albumin products and IVIG products accounted for 31.5% and 23.9%, respectively, for the first nine months of 2018. Excluding the contribution from TianXinFu, human albumin and IVIG products were 35.0% and 26.6% of total sales, respectively.

Cost of sales increased by 15.2% to $109.2 million in the first nine months of 2018 compared to $94.8 million in the same period of 2017. As a percentage of total sales, cost of sales decreased to 31.0% from 33.8% in the same period of 2017. The decrease in cost of sales as a percentage of total sales mainly reflected the higher gross margin of TianXinFu. Excluding TianXinFu, cost of sales decreased to 33.1% of total sales, mainly due to the higher sales price of the Company’s placenta polypeptide product, which was partly offset by lower sales prices for its human albumin and IVIG products.

Gross profit increased by 30.8% to $242.7 million in the first nine months of 2018 from $185.5 million in the same period of 2017. Gross margin was 69.0% and 66.2% in the first nine months of 2018 and 2017, respectively.

Total operating expenses in the first nine months of 2018 was $139.3 million compared to $69.3 million in the same period of 2017. As a percentage of total sales, total operating expenses increased to 39.6% in the first nine months of 2018 from 24.7% in the same period of 2017. Excluding TianXinFu, total operating expenses increased by $54.6 million, or 78.8%, to $123.9 million in the first nine months of 2018. This increase mainly consisted of an increase of $42.9 million in selling expenses and an increase of $11.3 million in general and administrative expenses.

Income from operations for the first nine months of 2018 decreased by 15.1% in RMB terms, or 11.0% in USD terms, to $103.5 million from $116.3 million in the same period of 2017. Excluding TianXinFu, income from operations for the first nine months of 2018 decreased by 28.1% in RMB terms, or 24.5% in USD terms, in the first nine months of 2018 compared to the same period of 2017.

Income tax expense in the first nine months of 2018 decreased to $9.8 million from $19.5 million in the same period of 2017. The decrease was mainly because of a reversal of $7.5 million U.S. corporate income tax based on the deemed repatriation to the United States of the Company’s accumulated earnings mandated by the U.S. Tax Reform, according to new regulations and rules issued by the U.S. Department of the Treasury in August 2018. Excluding the tax reversal impact, the effective income tax rate was 14.6% and 15.7% for the first nine months of 2018 and 2017, respectively.

Net income attributable to the Company decreased by 3.5% in RMB terms, and increased slightly by 0.5% in USD terms, to $93.1 million in the first nine months of 2018 from $92.6 million in the same period of 2017. Net margin decreased to 26.5% in the first nine months of 2018 from 33.0% in the same period of 2017. Diluted earnings per share for the first nine months of 2018 decreased to $2.66 from $3.25 for the same period of 2017. Excluding TianXinFu, net income attributable to the Company decreased by 17.1% in RMB terms, or 13.6% in USD terms, in the first nine months of 2018 compared to the same period of 2017, and net margin decreased to 25.3%.

Non-GAAP adjusted income from operations decreased by 6.7% in RMB terms, or 2.3% in USD terms, to $137.8 million in the first nine months of 2018 from $141.0 million in the same period of 2017. Excluding TianXinFu, non-GAAP adjusted income from operations decreased by 21.9% in RMB terms, or 18.2% in USD terms in the first nine months of 2018 compared to the same period of 2017.

Non-GAAP adjusted net income attributable to the Company decreased by 4.5% in RMB terms, or remained stable in USD terms, at $115.3 million in the first nine months of 2018 compared with the same period of 2017. Non-GAAP adjusted net income per diluted share decreased to $3.29 in the first nine months of 2018 from $4.05 in the same period of 2017. Excluding TianXinFu, non-GAAP adjusted net income attributable to the Company decreased by 19.1% in RMB terms, or 15.4% in USD terms, in the first nine months of 2018 compared to the same period of 2017.

Non-GAAP adjusted income from operations for the first nine months of 2018 excludes $27.7 million in non-cash employee share-based compensation expenses, $6.6 million in amortization expense of intangible assets and land use rights related to the acquisition of TianXinFu.

Non-GAAP adjusted net income and diluted earnings per share for the first nine months of 2018 exclude $25.1 million in non-cash employee share-based compensation expenses, $4.5 million in amortization expense of intangible assets and land use rights related to the acquisition of TianXinFu, and an income tax benefit of $7.5 million related to U.S. Tax Reform.

As of September 30, 2018, the Company had $186.4 million in cash on hand and demand deposits, $595.6 million in time deposits, and $171.2 million in financial instruments.

Net cash provided by operating activities for the first nine months of 2018 was $71.0 million, including a $14.2 million contribution from TianXinFu, compared to $72.6 million for the same period of 2017. Excluding TianXinFu, the $15.8 million decrease in net cash provided by operating activities was a combined result of: 1) the negative impact from a decrease in net income, an increase in accounts receivable, an increase in prepayments and deferred expenses, and decreases in income tax payable; and 2) the positive impact from an increase of other payables and accrued liabilities, and a slowdown of increase in inventory compared to the first nine months of 2017.

Excluding TianXinFu, accounts receivable increased by $47.7 million during the first nine months of 2018 compared to $37.8 million in the same period of 2017. The accounts receivable turnover days for plasma products increased to 94 days during the first nine months of 2018 from 55 days in the same period of 2017, reflecting longer credit terms to hospitals as a result of the nationwide healthcare regulation changes and intensified competition in the distributor channel.

Excluding TianXinFu, inventories increased by $32.4 million in the first nine months of 2018. This is slightly lower than a $34.0 million inventory increase in the same period of 2017, when Shandong Taibang stockpiled raw material and WIP during the planned temporary production suspension.

Excluding TianXinFu, other payables and accrued liabilities increased by $28.6 million in the first nine months of 2018 compared to an increase of $9.9 million in the first nine months of 2017. The increase mainly reflected more marketing activities carried out by third party contract service organizations that the Company engaged to promote its placenta polypeptide and certain plasma products in compliance with the two-invoice policy.

Net cash used in investing activities for the first nine months of 2018 was $686.2 million compared to $28.4 million for the same period of 2017. Net cash used in investing activities in the first nine months of 2018 mainly consisted of a $1,680.5 million payment for the purchase of time deposits and financial instruments and a $26.9 million payment for the acquisition of property, plant, and equipment, intangible assets, and land use rights. This was partly offset by $97.7 million in cash received upon acquisition of TianXinFu and the maturity of $923.4 million in time deposits and financial instruments. In the same period of 2017, the Company paid $28.5 million for the acquisition of property, plant, and equipment and land use rights for Shandong Taibang and Guizhou Taibang.

Net cash provided by financing activities for the first nine months of 2018 was $581.3 million compared to net cash used in financing activities of $18.4 million for the same period of 2017. Net cash provided by financing activities in the first nine months of 2018 represented $590.3 million proceeds from the issuance and sale of an aggregate of 5,850,000 ordinary shares of the Company to certain investors in late third quarter of 2018, and $1.2 million from stock options exercised, partially offset by a dividend of $10.1 million paid by Shandong Taibang to its noncontrolling interest shareholders. Net cash used in financing activities in the first nine months of 2017 mainly consisted of $18.8 million dividends paid by Shandong Taibang to its noncontrolling interest shareholders.

Financial Outlook

The Company reiterates its previously revised full year 2018 forecast. The Company expects non-GAAP adjusted income from operations to increase by 0% to 2% in RMB terms and non-GAAP adjusted net income to decrease by 2% to 4% in RMB terms over full year 2017 financial results. Excluding TianXinFu, full year 2018 non-GAAP adjusted income from operations is expected to decrease by 16% to 18% in RMB terms and non-GAAP adjusted net income to decrease by 19% to 21% in RMB terms over full year 2017 financial results.

This guidance does not factor in any potential foreign currency translation impact. Having previously adopted an exchange rate of approximately RMB6.76 = $1.00 based on weighted average quarterly exchange rates in 2017 in translating 2017 financial results, the Company expects that the non-GAAP adjusted income from operations and non-GAAP adjusted net income in USD terms in 2018 could be affected by the foreign currency translation impact.

This guidance excludes potential acquisitions, and necessarily assumes no significant adverse product price changes during 2018. This forecast reflects the Company’s current and preliminary views, which are subject to change.

Conference Call

The Company will host a conference call at 7:30 am Eastern Time on November 2, 2018, which is 7:30 pm Beijing Time on November 2, 2018, to discuss its third quarter 2018 results and answer questions from investors. Listeners may access the call by dialing:

US:	1 888 346 8982
International:	1 412 902 4272
Hong Kong:	852 301 84992
China:	4001 201203

A telephone replay will be available one hour after the conclusion of the conference through November 9, 2018. The dial-in details are:

US:	1 877 344 7529
International:	1 412 317 0088
Passcode:	10125875

A live and archived webcast of the conference call will be available through the Company's investor relations website at http://chinabiologic.investorroom.com.

About China Biologic Products Holdings, Inc.

China Biologic Products Holdings, Inc. (NASDAQ: CBPO) is a leading fully integrated plasma-based biopharmaceutical company in China. The Company’s products are used as critical therapies during medical emergencies and for the prevention and treatment of life-threatening diseases and immune-deficiency related diseases. China Biologic is headquartered in Beijing and manufactures over 20 different dosage forms of plasma products through its indirect majority-owned subsidiary, Shandong Taibang Biological Products Co., Ltd. and its wholly owned subsidiary, Guizhou Taibang Biological Products Co., Ltd. The Company also has an equity investment in Xi’an Huitian Blood Products Co., Ltd. The Company sells its products to hospitals, distributors and other healthcare facilities in China. For additional information, please see the Company’s website www.chinabiologic.com.

Non-GAAP Disclosure

This news release contains non-GAAP financial measures that exclude non-cash compensation expenses related to options and restricted shares granted to employees and directors under the Company's 2008 Equity Incentive Plan, amortization of acquired intangible assets and land use rights, and an income tax benefit related to U.S. Tax Reform. To supplement the Company's unaudited consolidated financial statements presented on a GAAP basis, the Company has provided non-GAAP financial information excluding the impact of these items in this release. The Company's management believes that its presentation of non-GAAP financial measures provides useful supplementary information to and facilitates additional analysis by investors. A reconciliation of the adjustments to GAAP results appears in the table accompanying this news release. This additional non-GAAP information is not meant to be considered in isolation or as a substitute for GAAP financials. The non-GAAP financial information that the Company provides also may differ from the non-GAAP information provided by other companies.

In addition, as the Company evaluates certain key items of its financial results on a local currency basis (i.e., in RMB) in addition to the reporting currency (i.e., in USD), this news release contains local currency information that eliminates the impact of fluctuations in foreign currency exchange rates. The Company believes that, given its operations primarily based in China, providing local currency information on such key items enhances the understanding of its financial results and evaluation of performance in comparison to prior periods. Changes in local currency percentages are calculated by comparing financial results denominated in RMB from period to period.

Safe Harbor Statement

This news release may contain certain “forward-looking statements” relating to the business of China Biologic Products Holdings, Inc. and its subsidiaries. All statements, other than statements of historical fact included herein, are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “intend,” “believe,” “expect,” “are expected to,” “will,” or similar expressions, and involve known and unknown risks and uncertainties. Among other things, the Company’s plans regarding the construction and operation of plasma collection stations, the commercial launch of pipeline products and the integration with TianXinFu, as well as the management’s quotations and forecast of the Company’s financial performance in this news release contain forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect.

Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including, without limitation, quality of purchased source plasma, potential delay or failure to complete construction of new collection facilities, potential inability to pass government inspection and certification process for existing and new facilities, potential inability to achieve the designed collection capacities at the new collection facilities, potential inability to achieve the expected operating and financial performance, potential inability to find alternative sources of plasma, potential inability to increase production at permitted sites, potential inability to mitigate the financial consequences of a temporarily reduced raw plasma supply through cost cutting or other efficiencies, and potential additional regulatory restrictions on its operations and those additional risks and uncertainties discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact:

China Biologic Products Holdings, Inc.

Mr. Ming Yin

Senior Vice President

Phone: +86-10-6598-3099

Email: ir@chinabiologic.com

The Foote Group

Mr. Philip Lisio

Phone: +86-135-0116-6560

Email: phil@thefootegroup.com

(Financial statements on the following pages)

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Three Months Ended		For the Nine Months Ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
	USD	USD	USD	USD
Sales:	119,106,754	99,561,251	351,948,937	280,292,260
Human Albumin	38,820,347	32,814,153	110,750,427	102,047,466
Human Immunoglobulin for Intravenous Injection	24,231,787	30,724,570	84,128,156	92,141,052
Other Immunoglobulin products	17,754,624	14,855,226	46,180,028	35,858,831
Placenta Polypeptide	19,203,232	15,037,482	52,311,027	34,510,237
Artificial Dura Mater	9,976,001	-	32,735,840	-
Others	9,120,763	6,129,820	25,843,459	15,734,674

Cost of sales	37,874,952	32,424,522	109,205,180	94,750,267
Gross profit	81,231,802	67,136,729	242,743,757	185,541,993

Operating expenses
Selling expenses	27,441,971	10,311,284	72,489,297	17,696,435
General and administrative expenses	22,195,036	17,369,133	60,165,137	46,890,375
Research and development expenses	2,898,115	1,409,226	6,560,990	4,691,260
Income from operations	28,696,680	38,047,086	103,528,333	116,263,923

Other income (expenses)
Equity in income of an equity method investee	521,213	1,114,784	2,019,767	2,998,886
Interest expense	(64,563)	(129,787)	(200,236)	(478,655)
Interest income	3,705,168	1,781,576	9,946,304	5,022,469
Fair value changes of financial instruments	1,181,400	-	3,807,865	-
Total other income, net	5,343,218	2,766,573	15,573,700	7,542,700

Income before income tax expense	34,039,898	40,813,659	119,102,033	123,806,623

Income tax expense	(3,614,695)	5,650,621	9,836,443	19,468,594

Net income	37,654,593	35,163,038	109,265,590	104,338,029

Less: Net income attributable to noncontrolling interest	4,733,252	3,597,923	16,116,303	11,750,581

Net income attributable to China Biologic Products Holdings, Inc.	32,921,341	31,565,115	93,149,287	92,587,448

Earnings per share of ordinary share:
Basic	0.94	1.11	2.67	3.28
Diluted	0.94	1.11	2.66	3.25
Weighted average shares used in computation:
Basic	33,973,834	27,430,784	33,937,057	27,277,823
Diluted	34,077,426	27,657,806	34,078,243	27,535,624

Net income	37,654,593	35,163,038	109,265,590	104,338,029

Other comprehensive income:
Foreign currency translation adjustment, net of nil income taxes	(52,258,441)	11,305,814	(64,060,220)	24,719,100

Comprehensive income	(14,603,848)	46,468,852	45,205,370	129,057,129

Less: Comprehensive income attributable to noncontrolling interest	(1,294,335)	4,836,621	8,578,116	14,347,082

Comprehensive income attributable to China Biologic Products Holdings, Inc.	(13,309,513)	41,632,231	36,627,254	114,710,047

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2018	December 31, 2017
	USD	USD
ASSETS
Current Assets
Cash and cash equivalents	186,415,243	219,336,848
Time deposits	595,605,010	22,895,200
Financial instruments	171,181,058	-
Accounts receivable, net of allowance for doubtful accounts	117,768,996	77,267,275
Loan receivable - current	-	45,912,000
Inventories	234,106,644	209,570,835
Prepayments and other current assets, net of allowance for doubtful accounts	29,513,540	18,139,453
Total Current Assets	1,334,590,491	593,121,611

Property, plant and equipment, net	177,737,929	166,812,749
Intangible assets, net	54,341,019	536,338
Land use rights, net	27,400,023	24,853,163
Equity method investment	15,041,973	14,903,908
Loan receivable - non-current	40,991,531	-
Goodwill	312,878,547	-
Other non-current assets	11,386,252	8,829,648
Total Assets	1,974,367,765	809,057,417

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	7,152,500	7,548,909
Income tax payable	11,848,817	14,258,544
Other payables and accrued expenses	105,296,794	75,827,864
Total Current Liabilities	124,298,111	97,635,317

Deferred income	2,939,018	3,476,877
Non-current income tax payable	26,899,038	37,067,138
Other liabilities	12,946,520	6,553,088
Total Liabilities	167,082,687	144,732,420

Shareholders’ Equity
Ordinary share:
par value $0.0001;
100,000,000 shares authorized;
41,616,020 and 29,866,545 shares issued at September 30, 2018 and December 31, 2017, respectively;
39,361,316 and 27,611,841 shares outstanding at September 30, 2018 and December 31, 2017, respectively	4,162	2,987
Additional paid-in capital	1,194,258,324	140,230,395
Treasury share: 2,254,704 shares at September 30, 2018 and December 31, 2017, respectively, at cost	(56,425,094)	(56,425,094)
Retained earnings	599,575,723	506,426,436
Accumulated other comprehensive income	(48,564,729)	7,957,304
Total equity attributable to China Biologic Products Holdings, Inc.	1,688,848,386	598,192,028

Noncontrolling interest	118,436,692	66,132,969

Total Shareholders’ Equity	1,807,285,078	664,324,997

Commitments and contingencies	-	-

Total Liabilities and Shareholders’ Equity	1,974,367,765	809,057,417

Note: “Ordinary share” when used with respect to a date before July 21, 2017 refers to the common stock of our predecessor, China Biologic Products, Inc.

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Nine Months Ended
	September 30,	September 30,
	2018	2017
	USD	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	109,265,590	104,338,029
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	10,809,288	9,154,528
Amortization	7,391,494	948,945
Loss on sale of property, plant and equipment	119,658	136,496
Fair value changes of financial instruments	(3,807,868)	-
Allowance for doubtful accounts - accounts receivable, net	1,125,569	23,783
Write-down of obsolete inventories	428,741	-
Impairment for non-current assets	777,946	-
Deferred tax benefit	(6,119,956)	(1,770,326)
Share-based compensation	27,694,079	24,715,534
Equity in income of an equity method investee	(2,019,767)	(2,998,886)
Change in operating assets and liabilities:
Accounts receivable	(47,682,569)	(37,784,029)
Inventories	(34,667,723)	(34,030,811)
Prepayments and other current assets	(11,583,687)	(1,840,311)
Accounts payable	2,611,758	(88,625)
Income tax payable	(2,717,011)	2,690,364
Other payables and accrued expenses	30,565,526	9,432,501
Deferred income	(384,334)	(367,750)
Non-current income tax payable	(10,769,674)	-
Net cash provided by operating activities	71,037,060	72,559,442

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash acquired from acquisition of Tianxinfu	97,702,278	-
Purchase of time deposit	(1,116,354,557)	-
Maturity of time deposit	536,098,566	-
Purchase of financial instruments	(564,125,165)	-
Maturity of financial instruments	387,319,807	-
Payment for property, plant and equipment	(26,193,022)	(27,755,853)
Payment for intangible assets and land use rights	(700,458)	(733,513)
Proceeds from sale of property, plant and equipment	26,785	46,264
Net cash used in investing activities	(686,225,766)	(28,443,102)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from stock option exercised	1,180,854	836,897
Proceeds from short-term bank loans	-	23,009,280
Repayment of short-term bank loan	-	(23,412,060)
Proceeds from the issuance and sale of ordinary shares	590,265,000	-
Dividend paid by subsidiaries to noncontrolling interest shareholders	(10,145,395)	(18,789,152)
Net cash provided by (used in) financing activities	581,300,459	(18,355,035)

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH	966,642	6,918,216

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(32,921,605)	32,679,521

Cash and cash equivalents at beginning of period	219,336,848	183,765,533

Cash and cash equivalents at end of period	186,415,243	216,445,054

Supplemental cash flow information
Cash paid for income taxes	30,691,960	18,767,908
Noncash investing and financing activities:
Acquisition of property, plant and equipment included in payables	4,781,628	3,374,860
Issuance of ordinary shares in connection with the Tianxinfu acquisition	434,889,170	-

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

	For the Three Months Ended
	September 30,	September 30,
	2018	2017
	USD	USD
Income from Operations	28,696,680	38,047,086
Non-cash employee share-based compensation	7,847,253	8,514,344
Amortization of acquired intangible assets and land use rights	1,985,958	-
Adjusted Income from Operations - Non GAAP	38,529,891	46,561,430

Net Income Attributable to the Company	32,921,341	31,565,115
Non-cash employee share-based compensation	6,949,127	7,798,705
Amortization of acquired intangible assets and land use rights	1,350,452	-
Income tax benefit related to U.S. Tax Reform	(7,519,674)	-
Adjusted Net Income Attributable to the Company - Non GAAP	33,701,246	39,363,820
Diluted EPS - Non GAAP	0.96	1.38

Weighted average number of shares used in computation of Non GAAP diluted EPS	34,077,426	27,657,806

	For the Nine Months Ended
	September 30,	September 30,
	2018	2017
	USD	USD
Income from Operations	103,528,333	116,263,923
Non-cash employee share-based compensation	27,694,079	24,715,534
Amortization of acquired intangible assets and land use rights	6,615,610	-
Adjusted Income from Operations - Non GAAP	137,838,022	140,979,457

Net Income Attributable to the Company	93,149,287	92,587,448
Non-cash employee share-based compensation	25,125,971	22,712,507
Amortization of acquired intangible assets and land use rights	4,498,615	-
Income tax benefit related to U.S. Tax Reform	(7,519,674)	-
Adjusted Net Income Attributable to the Company - Non GAAP	115,254,199	115,299,955
Diluted EPS - Non GAAP	3.29	4.05

Weighted average number of shares used in computation of Non GAAP diluted EPS	34,078,243	27,535,624